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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               AMENDMENT NO. 1 TO

                                  SCHEDULE 13D

                                  Statement of

             Paul R. Dupee, Jr., George Bigelow and Lawrence Sosnow

        Pursuant to Section 13(d) of the Securities Exchange Act of 1934

                                  in respect of

                           MAXICARE HEALTH PLANS, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    577904204
                                 (CUSIP Number)

                                 Leonard Chazen
                              Howard, Darby & Levin
                           1330 Avenue of the Americas
                               New York, NY 10019
                                 (212) 841-1096
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  April 2, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement including all exhibits should be filed with the Commission. See Rule 13d-1(a) for the other parties to whom copies are to be sent.



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                                       -2-

* The remainder of thus cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     This Amendment No. 1 amends and supplements the Statement on Schedule 13D, originally filed with the Securities and Exchange Commission on April 13, 1998 by Paul R. Dupee, George Bigelow and Lawrence Sosnow (collectively, the "Filing Parties"). Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 13D.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        The following documents are filed herewith:

     (b) Power of Attorney of Paul R. Dupee, dated April 8, 1998.
     (c) Power of Attorney of George Bigelow, dated April 9, 1998
     (d) Power of Attorney of Lawrence Sosnow, dated April 9, 1998


                                   SIGNATURES

        After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 14, 1998

                                                   Paul R. Dupee, Jr.

                                                       /s/  LEONARD CHAZEN
                                                   By:__________________________
                                                      Name: Leonard Chazen
                                                      Title: Attorney-in-Fact


                                                   George Bigelow:

                                                       /s/  LEONARD CHAZEN
                                                   By:__________________________
                                                      Name: Leonard Chazen
                                                      Title: Attorney-in-Fact


                                                   Lawrence Sosnow:

                                                       /s/  LEONARD CHAZEN
                                                   By:__________________________
                                                      Name: Leonard Chazen
                                                      Title: Attorney-in-Fact


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